iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

December 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jennie Beysolow

Re:	iSpecimen Inc.

Registration Statement on Form S-1

Filed December 14, 2021

File No. 333-261640

Dear Ms. Beysolow:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iSpecimen Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, December 23, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Ianelli
Christopher Ianelli
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP